Commission File No. 1-8019
Subject Company:  Provident Financial Group, Inc.

Filed by Provident Financial Group, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934.

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between National City Corporation and Provident Financial Group, Inc., including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of National City’s and Provident’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure Provident stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause National City’s and Provident’s results to differ materially from those described in the forward-looking statements can be found in the 2003 Quarterly Reports on Form 10-Q and the 2002 Annual Report on Form 10-K of National City and Provident filed with the SEC and available at the SEC’s Internet site (http://www.sec.gov).

Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about National City and Provident, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to National City Corporation, National City Center, 1900 East Ninth Street, Cleveland, Ohio 44114-3484, Attention: Office of the Secretary (216-222-2000), or to Provident Financial Group, Inc., One East Fourth Street, Cincinnati, Ohio 45202, Attention: Secretary (513-579-2861).

The respective directors and executive officers of National City and Provident and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding National City’s directors and executive officers is available in its proxy statement filed with the SEC by National City on March 13, 2003, and information regarding Provident’s directors and executive officers is available in its proxy statement filed with the SEC by Provident on April 30, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

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[The following is a press release issued by National City Corporation and Provident Financial Group, Inc.]

[National City Logo] Betsy Figgie National City Investor Relations 216-222-9849 Betsy.Figgie@NationalCity.com Doug Draper National City Media Relations 216-222-2929 Doug.Draper@NationalCity.com	[Provident Financial Group, Inc. Logo]

Christopher Carey
Provident Financial Group, Inc.
Chief Financial Officer
513-639-4644
IR@provident-financial.com

Chris Kemper
Provident Bank Media Relations
513-579-2248
Christopher.Kemper@ProvidentBank.com

NATIONAL CITY TO ACQUIRE PROVIDENT FINANCIAL GROUP

Expands Market Presence in Dayton and Cincinnati, Continues Growth Opportunities

CLEVELAND, OH—February 17, 2004—National City Corporation (NYSE: NCC) and Provident Financial Group, Inc. (Nasdaq: PFGI) today announced that the two companies have signed a definitive agreement for National City to acquire Provident, a bank holding company headquartered in Cincinnati, Ohio. Provident operates through multiple channels including 65 branches in Southwestern Ohio and Northern Kentucky, 480 ATMs, online banking and TeleBank, a telephone customer service center.

“We see this opportunity as a logical step for National City,” said David A. Daberko, chairman and chief executive officer of National City. “National City has never been better positioned for growth, and the Provident acquisition demonstrates our commitment to growth, as do the recently announced acquisition of Allegiant Bancorp in the St. Louis market and our expansion in the Chicagoland region. Our focus is on doing what’s right for our customers – and for those who invest in National City. This is a great opportunity to establish a strong presence in Cincinnati, a very attractive market in the middle of our footprint.”

Mr. Daberko added, “National City is competitive and responsive to customer needs, and we are committed to providing superior products at the highest levels of service quality. Provident has been in the banking business for more than 100 years – our product set matches up well and we share a similar culture. Most notably, Provident’s new focus on a customer-centric culture aligns well with our branding initiatives, and we’re looking forward to enhancing current and prospective customer relationships.”

Robert L. Hoverson, Provident’s president and chief executive officer, commented, “We are pleased to be joining forces with National City. We have recently announced new customer service improvements to enhance the overall brand experience – something we know that National City does well. We are proud to be with a company that shares our strong commitment to customers, employees, shareholders and the community.”

Asked to comment, Carl H. Lindner, a major holder of PFGI common stock, said, “I am excited about the proposed combination of two strong institutions and believe in the benefits it will provide to Provident’s shareholders, customers and the community. I have great respect for National City and strongly support this transaction. I intend to vote my Provident shares in favor of the merger.”

Mr. Daberko reaffirmed the company’s commitment to the employees and customers of Provident Bank as well as the communities in which they live and work. “Like National City, we know that Provident is dedicated to the communities it serves. Building strong communities is an integral part of doing business successfully. We will remain committed to working with local community leaders, non-profit organizations and government officials to make a lasting difference.” To demonstrate that commitment, National City will designate a charitable fund of $10 million to be used exclusively for the Greater Cincinnati area. These funds will be administered locally.

Under the terms of the merger agreement, Provident Financial Group, Inc. shareholders will receive 1.135 shares of National City common stock for each share of Provident common stock in a tax-free exchange. Based on the recent market price for National City common stock, the transaction has a total indicated value of approximately $2.1 billion. Subject to regulatory and stockholder approvals, the transaction is expected to close in the second quarter of 2004.

In addition, National City also announced that its Board of Directors has authorized the repurchase of 50 million shares of outstanding common stock, subject to an aggregate purchase limit of $2 billion. As of December 31, 2003, there were approximately 606 million common shares outstanding. The new authorization will replace all previously utilized share repurchase authorizations. The shares will be acquired either in the open market or in privately negotiated transactions in accordance with applicable regulations of the Securities and Exchange Commission.

National City will host a conference call at 10 a.m. (ET) today, February 17, 2004, to discuss the proposed acquisition of Provident Financial Group, Inc. Interested parties may access the conference call by dialing 1-888-423-3271. The call will be open to the public with both media and individual investors invited to participate in a listen-only mode. Participants are encouraged to call in 15 minutes prior to the call in order to register for the event. The conference call will also be accessible via the company’s Web site, www.NationalCity.com with details highlighted in a slide presentation.

A replay of the conference call will be available from 1:30 p.m. (ET) on February 17, 2004, until midnight (ET) on March 17, 2004. The replay will be accessible by calling 1-800-475-6701 (domestic) or 1-320-365-3844 (international) using the passcode of 721357 or via the company’s Web site.

In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. Stockholders are encouraged to read the registration statement, including the final proxy statement/prospectus that will be a part of the registration statement, because it will contain important information about the proposed transaction. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about National City Corporation and Provident Financial Group, Inc., without charge, at the Securities and Exchange Commission’s internet site (http://www.sec.gov) and the companies’ respective internet sites at www.NationalCity.com and www.providentbank.com. Copies of the proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to National City Corporation at 1900 East Ninth Street, Locator 2101, Cleveland, OH 44114 Attention: Investor Relations, 1-800-622-4204, or to Provident Financial Group, Inc. at 1 East Fourth Street, MS-843A, Cincinnati, Ohio, 45402, Attention: Patricia Forsythe, 513-345-7165.

This document contains forward-looking statements. Forward-looking statements provide current expectations or forecasts of future events and are not guarantees of future performance, nor should they be relied upon as representing management’s views as of any subsequent date. The forward-looking statements are based on management’s expectations and are subject to a number of risks and uncertainties. Although management believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from those expressed or implied in such statements. Risks and uncertainties that could cause actual results to differ materially include, without limitation, the Corporation’s ability to effectively execute its business plans; changes in general economic and financial market conditions; changes in interest rates; changes in the competitive environment; continuing consolidation in the financial services industry; new litigation or changes in existing litigation; losses, customer bankruptcy, claims and assessments; changes in banking regulations or other regulatory or legislative requirements affecting the Corporation’s business; and changes in accounting policies or procedures as may be required by the Financial Accounting Standards Board or other regulatory agencies. Additional information concerning factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements is available in the Corporation’s annual report on Form 10-K for the year ended December 31, 2003, and subsequent filings with the United States Securities and Exchange Commission (SEC). Copies of these filings are available at no cost on the SEC’s Web site at www.sec.gov or on the Corporation’s Web site at www.NationalCity.com. Management may elect to update forward-looking statements at some future point; however, it specifically disclaims any obligation to do so.

About National City

National City Corporation (NYSE: NCC), headquartered in Cleveland, Ohio, is one of the nation’s largest financial holding companies. The company operates through an extensive banking network primarily in Ohio, Indiana, Illinois, Kentucky, Michigan and Pennsylvania, and also serves customers in selected markets nationally. Its core businesses include commercial and retail banking, consumer finance, asset management, mortgage financing and servicing, and payment processing. For more information about National City, visit the company’s Web site at NationalCity.com.

About Provident Financial Group

Provident Financial Group, Inc. (Nasdaq: PFGI) is a bank holding company located in Cincinnati whose main subsidiary is The Provident Bank. The Provident Bank provides a diverse line of banking and financial products, services and solutions through retail banking offices located in Southwestern Ohio and Northern Kentucky and through commercial lending offices located throughout Ohio and surrounding states. Customers have access to banking services 24-hours a day through Provident’s extensive network of ATMs, Telebank, a telephone customer service center, and the Internet at www.providentbank.com. At December 31, 2003, Provident Financial Group had $8.9 billion in loans outstanding, $10.3 billion in deposits, and assets of $17.0 billion. Provident has served the financial needs of its customers for 100 years, and currently 3,200 Provident associates serve approximately 500,000 customers.

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[The following is a letter from Robert Hoverson to all Provident employees]

[Stationery of Provident Financial Group, Inc.]

All Associates

February 17, 2004

Today we’ve announced plans for Provident to join forces with National City Corporation, one of the nation’s largest financial holding companies. Our Board of Directors and senior management team believe this decision is in the best long-term interests of our investors, customers and employees.

The cultural fit is good, our products line up well, and National City is a large and very strong company. Through the merger, our move to a more predictable business model will be complete. Our new branding initiatives focus on creating value for our clients, and that fits right into their philosophy. Our longer hours? Great! This is an excellent fit today, as well as for the future. National City, with its tremendous resources, brings the ability to enhance every business we operate. It will make all of you more competitive.

National City is based in Cleveland, Ohio, and has approximately $114 billion in assets and 33,000 employees. It operates through an extensive banking network primarily in Illinois, Indiana, Kentucky, Michigan, Ohio and Pennsylvania, and also serves customers in selected markets nationally.

Together, this is a powerful combination of two great companies, which provides opportunities for customers, shareholders and employees as we look to the future. However, we also understand there is a great amount of uncertainty. That goes without saying. What I can tell you with absolute certainty is that I pledge my personal commitment to each of you to share information as the details of the transition progress. For now, it’s up to each of us to remember our customer commitment and continue to provide the customer care that Provident is known for. National City offers outstanding products and services that are culturally and demographically similar to ours – products we can extend to the very loyal customers within our market.

After more than 100 years of being in business, this announcement marks a significant point in the history of Provident. I want to thank each of you for your hard work and dedication to this organization. Through your efforts, we have built a strong, customer-centric culture and generated loyalty to our products and services. Moving forward, and with the backing of National City, we can look forward to offering our customers continued commitment and expanded services. As always, I appreciate your understanding and support at this exciting time! Thanks for everything you do for our company.

Sincerely,

Bob

In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. Shareholders of Provident are encouraged to read the registration statement, including the final proxy statement prospectus that will be part of the registration statement, because it will contain important information about the proposed merger.

[The following is the text of a Question and Answer session by Robert Hoverson.]

All Associates

Why is Provident Bank merging with National City?

The reason we’ve chosen to merge with National City is that it offers outstanding products and services that are culturally and demographically similar to ours. National City was attractive to us because they are responsive to their customer needs and committed to providing superior products at the highest level of service quality, which is very much in line with our strategy. The two companies match up well, and together we can construct an aggressive growth plan to bring new opportunities to customers and employees.

What will happen to my job? Will my duties change? Are positions going to be affected as a result of the merger?

It is too early to speculate on specific employee impacts that will result from this transaction. However, we are committed to communicating key decisions regarding organizational structure, personnel changes, systems or revenue enhancements up front.

When will the merger be complete?

It is anticipated that the transaction will close at the end of the second quarter 2004. While some integration work will begin immediately, much of the systems integration work will likely not begin until early 2005.

Will my benefits package change?

At present, we do not know the specifics of the benefit programs at National City. We can say that National City offers a fully competitive and comprehensive benefits and compensation package. At this time, we do not expect our benefit plans to change in 2004.

What kinds of changes can we expect to see and when?

Provident will change to the National City name at some point after the transaction closes. Regarding other changes, at present, we do not know if or what other types may occur. Please know we will be completely open with you and are committed to creating new opportunities for employees and customers.

How do I respond to questions from my customers, friends or family about this announcement?

We are excited about the proposed combination with National City announced on February 17. Pending regulatory approval, the acquisition will provide our customers with an enhanced array of products and services. Both now and in the future, you can expect to experience the same high level of service that you have always received at Provident Bank.

How can I learn more about National City?

By the end of this week, you will be receiving a brochure describing the culture of National City. Provident and National City share a strong commitment to employees. The brochure will help you get a sense of the company’s priorities and ongoing communities in which they operate.

Who do I contact if I have further questions? For internal use only!

Many details will be figured out in the coming weeks, and we ask for your patience during this time frame. We will publish another Q & A by the end of this week with answers to more specific questions. We have also activated the Questions mailbox in GroupWise so that you can submit any specific questions. Also, if you receive questions from customers and you do not know the response you may submit those questions as well. All questions submitted will be answered.

How do I respond to questions from the media about this announcement?

As always, questions from the media or requests to film our locations must be referred to Chris Kemper at 579-2248.

In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. Shareholders of Provident are encouraged to read the registration statement, including the final proxy statement prospectus that will be part of the registration statement, because it will contain important information about the proposed merger.

[The investor presentation filed by National City on February 17, 2004 pursuant to Rule 425 is incorporated hereby reference.]